CUSIP No. 836153-30-4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Source Media, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   836153-30-4
                                 (CUSIP Number)


                                 January 5, 1999
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-l(b)
|X| Rule 13d-1(c)
|_| Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836153-30-4

                                  SCHEDULE 13G


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          EB Investor (Jersey) Limited

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  |_|
                                            b.  |X|

3    SEC Use Only


4    Citizenship or Place of Organization

          Jersey, Channel Islands

                           5        Sole Voting Power
   Number of                               720,000
       Shares
 Beneficially              6        Shared Voting Power
   Owned By                                 0
        Each
   Reporting               7        Sole Dispositive Power
      Person                               720,000
       With
                           8        Shared Dispositive Power
                                            0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                 720,000

10   Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
     Instructions)                         |_|

11   Percent of Class Represented By Amount in Row 9

                 5.6%

CUSIP No. 836153-30-4



12    Type of Reporting Person (See Instructions)

      CO

Item 1.

     (a)  Name of Issuer

          Source Media, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          5400 LBJ Freeway, Suite 680
          Dallas, Texas 75240

Item 2.

     (a)  Name of Persons Filing

          EB Investor (Jersey) Limited

     (b)  Address of Principal Business Office or, if none, Residence

          c/o A&A Early Bird AG
          Innere Guterstrasse 4
          6304 Zug
          Switzerland

     (c)  Citizenship

           Jersey, Channel Islands

(d)  Title of Class of Securities Common Stock, par value $.001 per share

(e)  CUSIP Number

          836153-03-4

CUSIP No. 836153-30-4


Item 3. If this statement is filed pursuant to ss. 240.13d-l(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An    investment     adviser    in    accordance    with    ss.
              240.13d-l(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with ss. 240.13d-l(b)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance with ss. 240.13d-l(b)(1)(ii)(J).

If this statement is filed pursuant to ss. 240.13d-l(c), check this box.  |X|

Item 4.    Ownership (at February 23, 1999)

     (a)  Amount Beneficially Owned (See note to Item 4(a).)

                 720,000

     (b)  Percent of Class

           5.6%

CUSIP No. 836153-30-4


      (c) Number of shares as to which such person has:

          i)   sole power to vote or to direct the vote

               720,000


          ii)  shared power to vote or to direct the vote

               0

          iii) sole power to dispose or to direct the disposition of

               720,000

          iv)  shared power to dispose or to direct the disposition of

                 0

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

CUSIP No. 836153-30-4


Item 9. Notice of Dissolution of Group

     Not applicable.


Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 23, 1999
                                                       -------------------------




                                                       Joachim Stahler
                                                       -------------------------
                                                       Authorized Representative


                                   Page 6 of 6